                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                               (Amendment No. 1)

                         WATCHGUARD TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                      (Name of Subject Company (Issuer))

                         WATCHGUARD TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                      (Names of Filing Person (Offeror))

            OPTIONS TO PURCHASE COMMON STOCK WITH AN EXERCISE PRICE
                         EQUAL TO OR GREATER THAN $15
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   941105108
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                     (CUSIP Number of Class of Securities)

                             CHRISTOPHER G. SLATT
               Chief Executive Officer and Chairman of the Board
                       505 Fifth Avenue South, Suite 500
                          Seattle, Washington  98104
                                (206) 521-8340
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

--------------------------------------------------------------------------------
                                  Copies to:
                               STEPHEN M. GRAHAM
                                 ALAN C. SMITH
                      Orrick, Herrington & Sutcliffe LLP
                         719 Second Avenue, Suite 900
                          Seattle, Washington  98104
                                (206) 839-4300
--------------------------------------------------------------------------------

                           CALCULATION OF FILING FEE

          Transaction Valuation*                Amount of Filing Fee
          ----------------------                --------------------

               $7,332,731                              $1,467**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,866,559 shares of WatchGuard common stock having an aggregate value of $7,332,731 as of June 25, 2001, will be cancelled and exchanged pursuant to the Offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Exchange Act, equals 1/50th of one percent of such value.

**Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $7,332,731       Filing Party:  WatchGuard Technologies, Inc.
                              ----------                      -----------------------------
     Form or Registration No.:  5-57889        Date Filed:  July 3, 2001
                                -------                     ------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_]  third-party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [_]  going-private transaction subject to Rule 13e-3.
     [_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  INTRODUCTION

     This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO we filed with the Securities and Exchange Commission on July 3, 2001 (the "Schedule TO"), relating to our offer to exchange certain outstanding options to purchase our common stock. Pursuant to the Offer (as defined below), an eligible optionee may elect to exchange his or her outstanding options granted under our 1996 Stock Incentive Compensation Plan and 2000 Stock Option Plan (together, the "Plans") that (a) have an exercise price equal to or greater than $15 and (b) were granted to the participating optionee within the six months preceding the date on which options are cancelled that have a lower exercise price than any option he or she tenders, including any such options with an exercise price of less than $15 ("Eligible Options"), for replacement options to purchase our common stock. We intend to grant the replacement options, each of which will be granted under the Plan from which the canceled option was originally granted, on the day that is six months and one day (or as soon as practicable thereafter) after the cancellation of Eligible Options accepted for exchange. The exercise price of each replacement option will be the fair market value of our common stock on the date it is granted, and except as described in the Offering Memorandum (as defined below), the replacement options will be vested and exercisable to the same degree as the original options would have been had they not been cancelled.

     The replacement options will have the terms set forth in, and the tender, acceptance, cancellation and exchange of Eligible Options will be effected in accordance with and subject to the conditions described in, the following documents:

     . the Offering Memorandum dated July 2, 2001 (the "Offering Memorandum"), attached to the Schedule TO as Exhibit (a)(1)(i), as amended by this Amendment;

     . the supplemental disclosure document dated July 13, 2001 (the "Supplemental Memorandum"), attached to this Amendment as Exhibit
        (a)(1)(v); and

     . the accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, attached to the Schedule TO as Exhibits (a)(1)(ii), (a)(1)(iii) and (a)(1)(iv), as amended by this Amendment.

Collectively, these documents (as they may be amended from time to time) constitute the "Offer."

     Optionees eligible to participate in the option exchange include all optionees who are employees (including officers), consultants or directors of WatchGuard or its subsidiaries. Any eligible optionee who does not have the same relationship as an employee, consultant or director (as applicable) of WatchGuard (or our subsidiary or any successor company in a merger or acquisition, as applicable) on the replacement grant date as he or she had with WatchGuard (or our subsidiary) on the cancellation date will not receive a replacement option or any other consideration for his or her cancelled option.

     Except as provided in this Amendment, this Amendment does not alter the terms and conditions previously set forth in the Offering Memorandum and accompanying forms of Election Form, Notice of Change of Election and Agreement to Grant Replacement Option, and this Amendment should be read in conjunction with those documents. Capitalized terms used and not defined in this Amendment have the meanings given to those terms in the Schedule TO and its exhibits.

Item 1.  Summary Term Sheet

     The "Summary: Frequently Asked Questions" section beginning on page 1 of the Offering Memorandum is hereby amended as follows:

1. The fourth question-and-answer bullet ("How does the option exchange program work?"), which begins on page 2 of the Offering Memorandum, is hereby amended and restated as follows:

          If you are an eligible optionee who wishes to participate in the Offer, you must make a voluntary election to cancel and exchange one or more eligible options before 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if the Offer is extended, before 9:00 p.m., Pacific time, on the last day of the extended Offer period) (the "Expiration Time"). Your election to tender an option, if not validly withdrawn before the Expiration Time, will be irrevocable after that time. Promptly after the Cancellation Date, we will issue to you, for each option that you tender and we cancel, an Agreement to Grant Replacement Option in which we will commit to grant to you a replacement option to purchase the same number of shares of our common stock as were subject to your cancelled option, so long as you have the same Service Status on the Replacement Grant Date as you had on the Cancellation Date. The replacement option will have the same terms and conditions as the cancelled option, except that (a) the exercise price per share will be equal to the Fair Market Value on the Replacement Grant Date and (b) the replacement option will be vested and exercisable at grant as to the number of shares that would have vested under the cancelled option as of the date had that option not been cancelled and will continue to vest on the monthly anniversary of the Replacement Grant Date, as discussed below. (Pages 14-16)

2. The first sentence of the nineteenth question-and-answer bullet ("What is the deadline to tender options, and what will happen if I do not turn in my Election Form by the deadline?"), which is found on page 6 of the Offering Memorandum, is hereby amended and restated as follows:

     The deadline to tender options is the Expiration Time, 9:00 p.m., Pacific time, on Tuesday, July 31, 2001, or such later time as we extend the Offer.

3.   An additional question-and-answer bullet is hereby added to the Summary:
     Frequently Asked Questions section, at page 10 of the Offering Memorandum:

     . Will WatchGuard's board of directors need to meet to approve the grant of the replacement options? If so, could the projected Replacement Grant Date be significantly delayed as a result of the board's having to meet?

               Our board of directors has already approved the grant of the replacement options, subject to the fulfillment of the conditions to the Offer specified in this Offering Memorandum. If those conditions are fulfilled, we expect that the board will not need to meet again to approve the replacement options - the replacement options will automatically be granted on the Replacement Grant Date, on the terms and subject to the conditions of the Offer.

Item 4.  Terms of the Transaction.

1. The first two pages of the Offering Memorandum, which are found before the table of contents for the Offering Memorandum (with the capitalized heading "Offer to Exchange Certain Outstanding Stock Options"), are hereby amended as follows:

     . The boxed text on the first page is hereby amended and restated as follows:

          The Offer and your participation and withdrawal rights expire at 9:00 p.m., Pacific time, on Tuesday, July 31, 2001
                        (unless the Offer is extended).

     . The last paragraph on the second page is hereby amended and restated as follows:

          We must receive all required tender documents no later than 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if we extend the Offer, no later than 9:00 p.m., Pacific time, on the last day of the extended Offer period). You may not tender options, or change a previous election to tender, after this time.

2. Section 1 of the Offering Memorandum ("The Offer: Eligible Options; Replacement Options; Employment Status; Expiration and Extension of Offer; Notification"), which begins on page 14 of the Offering Memorandum, is hereby amended as follows:

     . The first sentence of the fourth subsection of Section 1 ("Expiration and Extension of Offer"), which is found on page 15 of the Offering Memorandum, is hereby amended and restated as follows:

          Expiration and Extension of Offer. The Offer, and your right to tender options and to withdraw or change any previous election to tender options, will expire (the "Expiration Time") at 9:00 p.m., Pacific time, on Tuesday, July 31, 2001, or if we, in our discretion, extend the Offer, at 9:00 p.m., Pacific time, on the last day of the extended Offer period.

     .  The first sentence of the second paragraph of the fourth subsection of
        Section 1 ("Expiration and Extension of Offer"), which is found on page 16 of the Offering Memorandum, is hereby amended and restated as follows:

          If we decide to extend the Offer, we will notify you of the extension no later than 6:00 a.m., Pacific time, on Wednesday, August 1, 2001.

3.   The first paragraph of Section 5 of the Offering Memorandum ("The Offer:
     Withdrawal or Change of Election"), which is found on page 21 of the Offering Memorandum, is hereby amended and restated as follows:

          You may withdraw or change your tender of one or more options that you have previously tendered at any time before the Expiration Time. In addition, if we have not accepted your election to tender by 9:00 p.m., Pacific time, on the 40th business day following the commencement of the Offer (which will be August 28, 2001, unless we extend the Offer), you may withdraw your election to tender after that time.

4. Section 6 of the Offering Memorandum ("The Offer: Acceptance and Cancellation of Options; Grant of Replacement Options; No Option Grants Between Cancellation and Replacement"), which begins on page 22 of the Offering Memorandum, is hereby amended as follows:

     . The second subsection of Section 6 ("Grant of Replacement Options"), which is found on page 22 of the Offering Memorandum, is hereby amended and restated as follows:

          Grant of Replacement Options. Subject to the terms and conditions of the Offer, for each option that you tender and we accept, we will grant you the replacement option on the Replacement Grant Date. For example, if we accept options you properly tender by 9:00 p.m., Pacific time, on July 31, 2001, the scheduled Expiration Time, and cancel them on August 1, 2001, we will grant your replacement options on or about February 2, 2002. If we extend the Offer, the Replacement Grant Date will be correspondingly delayed. Promptly after the Cancellation Date, we will issue to you an Agreement to Grant Replacement Option with respect to each of your cancelled options, in which we will commit to grant to you, on a date no earlier than February 2, 2002, a replacement option to purchase the same number of shares as were subject to your cancelled option (or the unexercised portion thereof), provided that you have the same Service Status on the Replacement Grant Date as you had on the Cancellation Date. The terms of the replacement option will be as described in Section 2 of this Offering Memorandum.

     . An additional paragraph is hereby added after the first paragraph of the second subsection of Section 6 ("Grant of Replacement Options"), at page 22 of the Offering Memorandum:

          Our board of directors has already approved the grant of the replacement options, subject to the fulfillment of the conditions to the Offer specified in this Offering Memorandum. If those conditions are fulfilled, we expect that the board will not need to meet again to approve the replacement options - the replacement options will automatically be granted on the Replacement Grant Date, on the terms and subject to the conditions of the Offer.

5. Section 17 of the Offering Memorandum ("The Offer: Extension of Offer; Termination; Amendment; Notification"), which begins on page 31 of the Offering Memorandum, is hereby amended as follows:

     .  The first sentence of the third subsection of Section 17
        ("Notification"), which is found on page 32 of the Offering Memorandum, is hereby amended and restated as follows:

          Notification. If we decide to extend the Offer, we will notify you of the extension no later than 6:00 a.m., Pacific time, on Wednesday, August 1, 2001.

6. The Glossary of Defined Terms in the Offering Memorandum, which is found on page 36 of the Offering Memorandum, is hereby amended and restated as follows:

     Expiration Time   The time before which options must be tendered for
                       exchange in order to participate in the option exchange program, which is 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if the Offer is extended, 9:00 p.m.,
                       Pacific time, on the last day of the extended Offer period).

Item 10.  Financial Statements.

     Section 12 of the Offering Memorandum ("Financial Information") is supplemented by the summary financial information set forth in the Supplemental Memorandum attached to this Amendment as Exhibit (a)(1)(v), which is hereby incorporated by reference into this Amendment.

     A copy of the Supplemental Memorandum, which was distributed to all optionees eligible to participate in the Offer, is available for inspection and copying at WatchGuard's principal executive offices at 505 Fifth Avenue South, Suite 500, Seattle, Washington 98104, telephone (206) 521-8340.

Item 12.  Exhibits

     An additional exhibit is hereby added:

     (a)(1)(v):  Supplemental Memorandum dated July 13, 2001.

Exhibit (a)(1)(ii)--Form of Election Form

     The form of Election Form is hereby amended as follows:

1. The first sentence of the first paragraph of Instruction 1 ("Delivery of Election Form"), which is found on page 4 of the Election Form, is hereby amended and restated as follows:

          A properly completed and executed original of this Election Form, along with any other documents required by this Election Form, must be received by Janice Clusserath at WatchGuard before 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if WatchGuard extends the Offer, before 9:00 p.m., Pacific time, on the last day of the extended Offer period) (the "Expiration Time").

2. The first paragraph of Instruction 2 ("Change of Election"), which is found on page 4 of the Election Form, is hereby amended and restated as follows:

          You may withdraw one or more tendered options at any time before the Expiration Time. If, however, WatchGuard does not accept your tendered option(s) before 9:00 p.m., Pacific time, on August 28, 2001, you may withdraw your election to tender after that time.

3. An additional instruction is hereby added as Instruction 11, at page 7 of the Election Form:

          11.  Your Representations in this Election Form

          Your representations or certifications in the Election Form to the effect that you understand various aspects of the Offer are not a defense to actions against us alleging fraud or misrepresentation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, with respect to the Offer.

Exhibit (a)(1)(iii)--Form of Notice of Change of Election

     The form of Notice of Change of Election (the "Notice") is hereby amended as follows:

1. The first sentence of the introductory paragraph of the Notice, which is found on page 1 of the Notice, is hereby amended and restated as follows:

          If you previously signed and returned an Election Form (or a previous Notice of Change of Election) in which you elected to accept the Offer by WatchGuard Technologies Inc. to exchange outstanding stock options for replacement options to be granted on the Replacement Grant Date, you may withdraw or change that election by completing this Notice of Change of Election (this "Notice") and returning it to WatchGuard before 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if the Offer is extended by WatchGuard, before 9:00 p.m., Pacific time, on the last day of such extended Offer period) (the "Expiration Time").

2. The first sentence of the first paragraph of Instruction 1 ("Delivery of Notice of Change of Election"), which is found on page 4 of the Notice, is hereby amended and restated as follows:

          A properly completed and executed original of this Notice of Change of Election (this "Notice"), along with any other documents required by this Notice, must be received by WatchGuard before 9:00 p.m., Pacific time, on Tuesday, July 31, 2001 (or, if WatchGuard extends the Offer, before 9:00 p.m., Pacific time, on the last day of the extended Offer period) (the "Expiration Time").

3. An additional instruction is hereby added as Instruction 10, at page 6 of the Notice:

          10.  Your Representations in This Notice.

               Your representations or certifications in this Notice to the effect that you understand various aspects of the Offer are not a defense to actions against us alleging fraud or misrepresentation under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, with respect to the Offer.

Exhibit (a)(1)(iv)--Form of Agreement to Grant Replacement Option

     The fourth paragraph of the Form of Agreement to Grant Replacement Option, which is found on page 2 of the Agreement, is hereby amended and restated as follows:

          This Agreement is subject to the terms and conditions of the Offering Memorandum dated July 2, 2001, the Supplemental Memorandum dated July 13, 2001 and the Election Form (or, if applicable, your most recent Notice of Change of Election) with which you tendered the Cancelled Options, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and WatchGuard with respect to this transaction.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to WatchGuard's Tender Offer Statement on Schedule TO is true, complete and correct.

Dated:  July 16, 2001                  WATCHGUARD TECHNOLOGIES, INC.


                                            /s/ Christopher G. Slatt
                                            ------------------------
                                            By: Christopher G. Slatt
                                            Title: Chief Executive Officer and
                                            Chairman of the Board


                         INDEX TO ADDITIONAL EXHIBITS

     Exhibit
     Number                      Description

     (a)(1)(v)    Supplemental Memorandum dated July 13, 2001.